UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 333-134782-03

FRANKLIN AUTO TRUST 2008-A

(Exact name of issuing entity as specified in its charter)

FRANKLIN RECEIVABLES LLC

(Exact name of depositor as specified in its charter)

FRANKLIN CAPITAL CORPORATION

(Exact name of sponsor as specified in its charter)

FRANKLIN RECEIVABLES LLC

47 West 200 South, Suite 500

Salt Lake City, Utah 84101

(801) 238-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

FRANKLIN AUTO TRUST 2008-A: CLASS A-1, CLASS A-2, CLASS A-3, CLASS A-4a,

CLASS A-4b, CLASS B, CLASS C AND CLASS D ASSET-BACKED NOTES

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 21

Pursuant to the requirements of the Securities Exchange Act of 1934 Franklin Auto Trust 2008-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FRANKLIN AUTO TRUST 2008-A

By:
FRANKLIN CAPITAL CORPORATION, as Servicer

Date: October 29, 2008	By:	/s/ TONYA B. ROEMER
TONYA B. ROEMER Senior Vice President of Financial Services